“The terms of this note match the ones of the document previously sent by fax”

BUENOS AIRES, August 12, 2019 Note: CPSA-GG-N-0449/19-AL

BOLSAS Y MERCADOS ARGENTINOS S.A.
Sarmiento 299, 2nd floor
City of Buenos Aires

Subject: Material News

Ladies and Gentlemen

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) so as to inform that the Board of Directors of the Company has decided to originally call an Annual General Meeting (hereinafter, the “Meeting”) for September 13, 2019 at 11 a.m., being the meeting on second call on the same day at 12 p.m. at Av. Tomás A. Edison 2701, City of Buenos Aires to consider the following Agenda: 1) Appointment of two shareholders to sign the minutes; 2) Consideration of the use of the Optional Reserve. Ratification, correction and/or reversal; and 3) Issue of authorizations.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099